[redacted]

11021789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAY 27 2011
Washington, DC
110

SEC FILE NUMBER
8- 42366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Garbacz Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Craig Road, Suite 104
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Garbacz — 314-991-1303 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP, CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Garbacz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Garbacz Group, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Laura M Marsh

Notary Public

"NOTARY SEAL"
Laura M. Marsh, Notary Public
Warren County, State of Missouri
My Commission Expires 6/3/2014
Commission Number 10432644

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA
Dominic A. Pisoni, CPA

May 10, 2011

To the Shareholders and
Board of Directors
The Garbacz Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of The Garbacz Group, Inc., as of March 31, 2011, and the related statements of income and retained earnings, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Garbacz Group, Inc., as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Boyd, Franz & Stephans LLP

THE GARBACZ GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

Statement No. 1

ASSETS

Cash and cash equivalents			$	184,791
Commissions receivable				23,315
Temporary investments, at market (Note 3)				23,779
Temporary investments, convertible promissary note (Note 3)				57,500
Property, furniture, equipment and leasehold improvements - net of accumulated depreciation of $188,200				11,435
Other assets - Deposit				25,000
Total assets			$	325,820

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable			$	509
Accrued income taxes payable				3,692
Accrued profit sharing plan contribution (Note 8)				19,625
Accrued salaries				940
Payroll taxes withheld and accrued				35,692
Total liabilities			$	60,458
Stockholders' equity:				
Common stock, authorized 100,000 shares, issued and outstanding 25,000 shares	$	25,000		
Retained earnings		240,362		265,362
Total liabilities and stockholders' equity			$	325,820

See Notes to Statement of Financial Condition.

NOTE 1 - DESCRIPTION OF BUSINESS:

The Garbacz Group, Inc., a Missouri corporation, was organized in 1990 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, variable and fixed annuities and mutual funds.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

In March 2011, the Company converted $57,500 of receivables into a convertible promissory note, due December 31, 2013, with a stated interest rate of 10% per year.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended March 31, 2011, is $4,223. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment, Furniture and Fixtures	3-7 Years	$ 142,955	$ 142,955
Automotive Equipment	5-7 Years	56,680	45,245
		$ 199,635	$ 188,200

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company expenses advertising costs as incurred.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 – DESCRIPTION OF BUSINESS:

Deferred income taxes result from differences in the timing of revenue and expense recognition for tax purposes and financial reporting purposes.

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2011, the Company had net capital and net capital requirements of approximately $194,762 and $50,000, respectively.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3—3.

NOTE 7 – LEASES:

In May 2009, the Company renewed its lease agreement commencing July 1, 2009, through June 30, 2012. In the normal course of business, operating leases are generally renewed or replaced by other leases. Required yearly payments are as follows:

2012	$ 23,904
2013	23,904
2014	23,904
2015	23,904
2016	23,904
	$ 119,520

NOTE 8 – SIMPLIFIED EMPLOYEE PENSION PLAN:

Effective for the year ending March 31, 1997, the Company established a Simplified Employee Pension Plan which covers all eligible employees. A contribution of $19,625 was made for the current year.

NOTE 9 – SUBSEQUENT EVENTS:

As of March 31, 2010, the Company adopted the provision of the Subsequent Events Topic of the FASB Accounting Standards Codification, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before the Company financial statements are issued or are available to be issued. The Company is required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The Company has evaluated subsequent events through May 10, 2011, the date of the Report of Independent Auditors. The Codification requires additional disclosures only and therefore did not have an impact on the Company's financial statements.

THE GARBACZ GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011